SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

SONIDA Senior Living, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Shmuel Lieberman
c/o GF Investments
810 Seventh Avenue
28th Floor
New York, NY 10019
(212) 259-0300

with a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Seymour Pluchenik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,699,593(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,699,593(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,593
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Represents 242,752 shares of common stock, $0.01 par value (“Common Stock”), of Sonida Senior Living, Inc., a Delaware corporation (the “Issuer”) owned by PF Investors, LLC (“PF Investors”) and 2,456,841 shares of Common Stock owned by Silk Partners, LP (“Silk”).

[2]	This calculation is based on 18,540,746 shares of Common Stock outstanding as of August 19, 2024, which includes 14,240,746 shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”) filed by the Issuer on August 12, 2024 and the 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the prospectus of the issuer dated August 15, 2024.

CUSIP No. 140475104	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Sam Levinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,456,841 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,456,841 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Represents 2,456,841 shares of Common Stock, owned by Silk.

CUSIP No. 140475104	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Simon Glick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,456,841(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,456,841(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 140475104	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Silk Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,456,841 (3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,456,841 (3)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%( (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Siget NY Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,456,841 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,456,841 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS 1271 Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,456,841 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,456,841 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,841
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS PF Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 242,752 (4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 242,752 (4)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,752
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

[4]	Represents 242,752 shares of Common Stock owned by PF Investors.

CUSIP No. 140475104	13D	Page 9 of 13 Pages

This Amendment No. 11 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC (the “Reporting Persons”) on September 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed on October 9, 2018, Amendment No. 2 to Schedule 13D filed on June 5, 2019, Amendment No. 3 to Schedule 13D filed on July 1, 2019, Amendment No. 4 to Schedule 13D filed on August 17, 2021, Amendment No. 5 to Schedule 13D filed on September 13, 2021, Amendment No. 6 to Schedule 13D filed on October 4, 2021, Amendment No. 7 to Schedule 13D filed on November 9, 2021, Amendment No. 8 to Schedule 13D filed on December 10, 2021,Amendment No. 9 to Schedule 13D filed on February 5, 2024 and Amendment No. 10 to Schedule 13D filed on March 25, 2024 (the “Schedule 13D”), relating to the beneficial ownership of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

No changes.

Item 2.  Identity and Background.

No changes.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On August 15, 2024, the Issuer entered into an underwriting agreement with Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and BMO Capital Markets Corp., as the representatives of the underwriters named therein, relating to an underwritten public offering of Common Stock at a public offering price of $27.00 per share. The public offering closed on August 19, 2024, and Silk and PF Investors purchased 222,087 and 27,913 shares of Common Stock, respectively, in the public offering at a price of $27.00 per share. Silk and PF Investors used a portion of their working capital to fund the purchase.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The information set forth in Item 6 is incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

Except as specifically set forth below, no changes.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)

Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 2,456,841 shares of Common Stock, or approximately 13.3% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 2,699,593 shares of Common Stock, or approximately 14.6% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 242,752 shares of Common Stock, or approximately 1.3% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on 18,540,746 shares of Common Stock outstanding as of August 19, 2024, which includes 14,240,746 shares of Common Stock outstanding as reported on the Issuer’s Form 10-Q filed by the Issuer on August 12, 2024 and the 4,300,000 shares of Common Stock issued by the Issuer on August 19, 2024 pursuant to the prospectus of the issuer dated August 15, 2024.

Item 5(c) is supplemented as follows:

Except as set forth in Item 4, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 140475104	13D	Page 10 of 13 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On August 15, 2024, the Issuer entered into an underwriting agreement with Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and BMO Capital Markets Corp., as the representatives of the underwriters named therein, relating to an underwritten public offering of Common Stock (the “Public Offering”) at a public offering price of $27.00 per share. The Public Offering closed on August 19, 2024, and Silk and PF Investors purchased 222,087 and 27,913 shares of Common Stock, respectively, in the Public Offering at a price of $27.00 per share. In connection with the Public Offering, Silk and PF Investors entered into a lock-up agreement with the underwriters (the “Lock-Up Agreement”) which prohibits the offer, pledge, sale or other transfer or disposition, directly or indirectly, of any shares of Common Stock or any other securities of the Issuer that are convertible, exchangeable or exercisable into shares of Common Stock for a period of 90 days after the date of the final prospectus supplement, subject to certain exceptions contained therein. The foregoing summary of the Lock-Up Agreement is qualified in its entirety by the full text of the Lock-Up Agreement, a copy of which is included as Exhibit 4, to this Amendment and is incorporated herein by reference.

CUSIP No. 140475104	13D	Page 11 of 13 Pages

Item 7.  Material to Be Filed as Exhibits.

Item 7 is supplemented as follows:

Lock-Up Agreement, dated as of August 15, 2024.

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on September 10, 2018).
Exhibit 2	Form of Investor Rights Agreement, by and among the Issuer, Silk and the Conversant Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 4, 2021).
Exhibit 3	Securities Purchase Agreement, dated as of February 1, 2024, by and among the Issuer and the Purchasers listed on Annex A thereto (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on February 5, 2024).
Exhibit 4	Lock-Up Agreement, dated as of August 15, 2024.

CUSIP No. 140475104	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

SAM LEVINSON

/s/ Sam Levinson

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

SILK PARTNERS, LP

By	Siget NY Partners, LP, a New York limited partnership and general partner of Silk Partners, LP

By	1271 ASSOCIATES, LLC, a Delaware limited liability company, and general partner of Siget NY Partners, LP

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

SIGET NY PARTNERS, L.P.

By	1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

1271 ASSOCIATES, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

CUSIP No. 140475104	13D	Page 13 of 13 Pages

PF INVESTORS, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Manager